Filed by Livent Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Livent Corporation

Commission File No. 001-38694

Below are excerpts from a transcript of an earnings call by Livent Corporation.

Finally, we will provide an update on our pending merger with Allkem, including the continued progress that has been made and what you can expect in the coming months as we move to meet the targeted close of around the end of 2023.

Livent / Allkem Merger: Strategic Rationale

Slide 10: Paul Graves

Everything we just discussed refers to Livent alone; but of course, we are nearing the closing of our merger with Allkem to create a leading global lithium chemicals producer. The merger will immediately increase our global scale and growth profile, further diversify our asset base and product offering, and improve our vertically integrated footprint.

You’ve seen our shared long-term vision for the new company before on slide 10. While some of these strengths will take time to fully realize, we expect to see real tangible benefits in 2024, including improved product flows between our production assets and lower combined operating costs as we work towards run-rate synergies of $125 million and one-time capital savings of $200 million. We will of course have more to share with you early next year after the close, but we remain excited as ever about the opportunities this merger will bring to all shareholders.

Livent / Allkem Merger

Slide 11: Paul Graves

I want to conclude on slide 11 by highlighting some of the key merger related milestones since our last earnings call, as well as what to expect ahead of our targeted closing. Livent and Allkem have received all required pre-closing regulatory approvals for the transaction, with the exception of foreign investment screening in Australia. Approvals received include antitrust in Canada, China, Japan, South Korea and the U.S., as well as completion of investment screenings in the U.K. and the U.S.

Additionally, we have announced that the name of the combined new company will be Arcadium Lithium. Upon closing, Arcadium Lithium is expected to trade on the NYSE under the ticker “ALTM” and CDIs, or Chess Depositary Interests, are expected to be quoted on the ASX under the ticker “LTM”.

The Australian Scheme Booklet, which includes the Independent Expert Report, should be ready for Allkem’s investors shortly, and we also expect to provide the S-4/proxy statement to Livent’s stockholders in the coming weeks. Once all relevant documentation is approved by the applicable regulators and distributed, Livent and Allkem will seek approval from their respective shareholders at special meetings expected to take place late in the fourth quarter. Dates for the votes should be announced shortly and the transaction is still expected to close around the end of calendar year 2023.

With your support, we look forward to combining our teams, assets and collective strengths to create a leading integrated global lithium company.

Question – Steve Byrne: Yeah, thank you. In your due diligence with Allkem, and you certainly dug into that Olaroz lithium extraction facility in Argentina, I'm curious whether you see opportunities to improve that operation with your technology and/or benefit from the access to labor challenges and replacement parts that you highlighted, Paul? And/or could this lead to a pull forward of that Sal de Vida project that I think Allkem has pushed back a couple of years?

Answer – Paul W. Graves: Welcome back, Steve, by the way. Yeah, look, I think there's definitely opportunity. Let me step back a little. I don't look at anything Allkem has been doing in Argentina, I think, it needs to be fixed. I think they're doing a fine job with what they have, what they built. I think we all know that there are certain decisions that Page 11 of 13 ©2023, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. get made at various points in the life of a project that somehow constrain that project's capabilities in the future. So, I think what Allkem or Orocobre did originally is producing a mix of technical and battery grade that is probably not going to change. I don't think we've got – it's not a big focus of ours to try and change that mix. And I think they are doing actually a very good job of improving their production rates and their operating rates there.

But the expansion's a different conversation. And I think we both recognize how we can help each other and how, for example, expertise we have. And we've mentioned this before, in DLE, at some point the alloys (00:46:59) facility is going to run out of land to expand through pond-based systems. And so, moving into some form of DLEbased process, which Allkem had already been looking at, we can absolutely accelerate. And we can also determine whether actually some pond-based expansions maybe are the right way forward for both our operations at Phoenix, but also integrating maybe what Sal de Vida does, I think there's big opportunities potentially to share infrastructure in Hombre Muerto between Sal de Vida and Phoenix. They're not far away from each other.

And shipping brine 10 kilometers from Sal de Vida to our processing capability, that's a drop in the ocean, no pun intended, relative to other brine trucking routes that we know exist out there in the lithium world. So, I do think there are going to be some pretty meaningful opportunities to both accelerate and optimize our expansion plans for both parties.

Question – Steve Byrne: And then maybe moving north, do you think that your Whabouchi mine might benefit from what they've learned in James Bay? And I think Allkem was planning to ship the James Bay spodumene to China. Is there the feasibility of processing that down at your Bécancour facility?

Answer – Paul W. Graves: Look, I'm not sure Allkem were actually necessarily committed to shipping that spod concentrate to China. I know it was one of their options, but I don't think it was their first option. I think actually the benefits that we get from Whabouchi, and we see this when we talk to the Allkem guys about James Bay, is the expertise they have at Mt Cattlin and the expertise and the knowledge they have of operating spodumene concentrate operations, trains, mining, everything. And they absolutely make a big difference to what we'll be able to do at Whabouchi.

I think in terms of James Bay itself, I think the options around Bécancour are certainly interesting ones. Bécancour was always designed to be expandable. It's a 34,000-ton unit we have there. The footprint is big enough to at least double, if not more. There are maybe a few questions around infrastructure that we would have to answer. But certainly, we would – and we've already expressed an interest in exploring whether that's the right economic model for James Bay post-close. But frankly, I think some of the options Allkem had on the table, whether that's making an intermediate product or building elsewhere, also absolutely deserve pretty serious consideration, too.

Question – Pavel Molchanov: Yeah, thanks for taking the question. Obviously, there have been other M&A headlines across the lithium value chain. And I'm curious, once the merger of equals closes, do you perceive the combined company as a consolidator for the future, particularly with regard to some of the junior miners?

Answer – Paul W. Graves: Look, I think an important capability we have, I just mentioned it, is our Australian capabilities. And we have a mine that is getting toward – or will have a mine that's getting towards end of life above ground. And so, I certainly think the understanding and capabilities to go underground what those economics look like, whether it makes sense, but I also think we have the capabilities there absolutely to look at junior mining opportunities down there in Australia, for sure.

Everything's a value conversation, right? Everything's – there's a massive disconnect today, massive, between the value someone's ascribing to a very, very, very early stage or technically challenging project in Australia, with only a Page 12 of 13 ©2023, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. maiden resource, without full ownership, all sorts of technical points, a lot of value being assigned to those by various people down there in Australia. And so, a little challenging to me, to be perfectly honest, to know where the Australian M&A market plays out and, therefore, what opportunities are going to be available to us. But we absolutely want to have a significant mining presence in Australia. And that will almost certainly mean that we have to get pretty aggressive with our strategy of acquiring new assets over there at some point post-close.

Important Information and Legal Disclaimer:

Forward-Looking Statements

This communication contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Livent at the time of this communication and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date hereof unless otherwise indicated) include, among others, statements regarding the future performance of the combined company, the perceived and potential synergies and other benefits of the proposed transaction, and expectations around the financial impact of the proposed transaction on the combined company’s financials. In addition, this communication contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Allkem Limited (“Allkem”) and Livent for Allkem, Livent and the combined company, the anticipated timing for and outcome and effects of the proposed transaction (including expected benefits to shareholders of Allkem and Livent), anticipated production, production capacity or construction or development commencement dates, costs or production outputs, capital expenditure and future demand for lithium, expectations for the ongoing development and growth potential of the combined company and the future operation of Allkem, Livent and the combined company.

Forward-looking statements are not statements of historical fact and actual events and results may differ materially from those contemplated by the forward-looking statements as a result of a variety of known and unknown risks, uncertainties, and other factors (many of which are outside the control of Allkem, Livent and the combined company), some of which are described from time to time in Livent’s filings with the Securities and Exchange Commission (“SEC”) and Allkem’s filings with the ASX, including Livent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Allkem’s Annual Report for the financial year ended 30 June 2023, and future filings and reports by either Allkem or Livent.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of Arcadium Lithium plc (“New TopCo”) following completion of the proposed transaction; and anticipated growth strategies and anticipated trends in Livent’s, Allkem’s and, following the completion of the proposed transaction, New TopCo’s business.

In addition, other factors related to the proposed transaction between Allkem and Livent that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all); potential difficulties in Allkem's and Livent's ability to retain employees as a result of the announcement and pendency of the proposed transaction; risks relating to the value of New TopCo's shares to be issued in the proposed transaction; disruptions of Allkem’s and Livent's current plans, operations and relationships with customers caused by the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against Allkem and Livent following announcement of the proposed transaction; funding requirements; lithium and other commodity prices; exploration, development and operating risks (including unexpected capital or operating costs); production risks; regulatory restrictions (including environmental regulations and associated liability, changes in regulatory restrictions or regulatory policy and potential title disputes) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Livent’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic Current Reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the proposed transaction will be implemented or that plans of the directors and management of Allkem and Livent for the combined company will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Allkem, Livent or the combined company (including the realization of any expected synergies).

Except as required by applicable law or the ASX Listing Rules, Allkem and Livent assume no obligation to, and expressly disclaim any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Allkem, Livent or the combined company, or the subject matter of this communication), create an implication that there has been no change in the affairs of Allkem or Livent since the date of this communication. The distribution of this communication may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this communication must inform himself or herself of and comply with any such restrictions.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of Allkem, Livent or New TopCo, or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional Information and Where to Find it

On July 20, 2023, New TopCo filed with the SEC a registration statement on Form S-4, as amended by Amendment No. 1 filed on September 26, 2023, Amendment No. 2 filed on September 27, 2023, Amendment No. 3 filed on October 30, 2023 and Amendment No. 4 filed on October 30, 2023 that contains a proxy statement/prospectus and other documents (the “Form S-4”). The Form S-4 has not yet been declared effective by the SEC. Although the Form S-4 has not yet become effective and the information contained therein is subject to change, it provides important information about the proposed transaction. Livent will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitution for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the proposed transaction.

INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSED TRANSACTION

BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEW TOPCO, LIVENT, ALLKEM, THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form S-4, the proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the proposed transaction is or will be available when filed free of charge on the SEC’s web site at www.sec.gov. Copies of documents filed with the SEC by Livent will be made available free of charge on Livent's investor relations website (at https://ir.livent.com/overview/default.aspx).

Participants in the Solicitation

Livent, Allkem, New TopCo and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Livent is contained in Livent’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on March 16, 2023, its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 24, 2023, subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Information about Allkem’s directors and executive officers is set forth in Allkem’s latest annual report dated 22 August 2023, as updated from time to time via announcements made by Allkem on the Australian Securities Exchange. These documents can be obtained free of charge from the sources indicated above.

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